Filed by GigCapital3, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-39283

Subject Company: Lightning Systems, Inc.

FOR IMMEDIATE RELEASE

Contact:	Joe Koenig

(708) 613-5005

pressrelations@lightningemotors.com

New Generation 4 Lightning Electric Transit Class 3 Van Introduced by Lightning eMotors

•	2021 model offers both battery-electric and fuel cell electric variants with up to 250 miles range and up to 105 kWh of battery capacity

•	Available in passenger van, cargo van, school bus, ambulance and RV configurations

•	First shipments expected in the second quarter of 2021

•	Business combination with GigCapital3, Inc. remains on track

LOVELAND, Colo., Dec. 16, 2020 – Lightning eMotors (“Lightning eMotors” or the “Company”), a leading provider of commercial electric vehicles for fleets, today announced the debut of a new model of its popular Class 3 Lightning Electric Transit Van.

The new, longer-range Lightning Electric Transit Van is the fourth generation of its battery-electric and fuel cell electric platform, based on the Ford Transit 350HD chassis. The Gen 4 powertrain, with new battery technology and up to 105 kWh of battery capacity, has up to 40 percent more range than the Gen 3’s 120-mile range as a battery-only vehicle, with fuel cell configurations extending the range to 250 miles (based on EPA-certified dynamometer testing) and new pricing that provides a compelling total cost of ownership versus a gasoline van.

“Used extensively by commercial and government fleets, Class 3 vehicles, such as passenger vans, cargo vans and ambulances, are ripe for electrification,” said Tim Reeser, CEO of Lightning eMotors. “Class 3 vehicles have an extended wheelbase and expanded cargo and payload capacity and are commonly used by mid-to-large-sized fleets.”

New for 2021, Lightning eMotors will offer a new digital dashboard that highlights range, efficiency and state of charge, a new phone application interface, and support for new Ford safety features. In addition, Lightning eMotors is the only electric van manufacturer that supports wheelchair lifts, custom floor rails, and custom bus doors. Lightning eMotors offers high-voltage integration to support battery operation of refrigeration systems, food truck equipment, medical equipment, RV gear, and other upfitter add-ons. Many of these new features will be offered in Lightning eMotors’ Class 4, 5, 6 and 7 vehicles in 2021.

Lightning eMotors’ products are complementary to Ford’s announced 2022 E-Transit, which will be a battery-electric Class 2 cargo/cab/chassis van with an estimated 126 miles of range. The Lightning Electric Transit Van is available for order now, with deliveries starting in the second quarter of 2021.

“We are the only manufacturer to offer a CARB-certified electric van in the Class 3 segment,” Reeser said. “As a result, we’ve sold more all-electric commercial EVs than any other vehicle manufacturer in North America to date. The feedback from our customers over the last three years has been that they love the platform and its powerful, smooth and quiet ride, as well as the intuitive driving experience and readily available service and spare parts. This new battery technology and other upgrades give them the range, power and features at the price they need to scale up their electric fleets.”

Introduced in 2018, the Lightning Electric Transit Van, along with Lightning eMotors’ Class 4 and 5 Ford-chassis-based electric vehicles are certified under Ford’s eQVM (Advanced Fuel Qualified Vehicle Modifiers) program, which ensures that Ford’s warranty on the vehicle remains in effect, complementing Lightning eMotors’ five-year, 60,000-mile warranty on the electric powertrain. Service is performed by Lightning eMotors’ network of Ford QVM-certified service centers, upfitters, and dealers, and spare parts are readily available worldwide.

Assembly is performed at Lightning eMotors’ Loveland, Colorado facility, which is currently ramping up to reach a production capacity of 1,000 electric commercial EVs per year in 2021 and with a goal of 20,000 vehicles per year by 2025.

The latest Lightning Electric Transit powertrain offers peak power of 160 kW (equivalent 215 horsepower), and a torque rating of 994 Nm (733 lb-ft). The fully electric system is available for Ford Transit passenger vans, cargo vans, cutaway and chassis-cab models and also is available in configurations to support ambulances, school buses and RVs. The Gen 4 model achieves 61 MPGe on certified dyno testing, compared to 13 MPG for the gasoline version. This is the highest CARB dynamometer-certified efficiency rating for any Class 3 vehicle currently in the market.

Featuring a new, state-of-the-art, modular liquid-cooled lithium-ion battery system, the Lightning Electric Transit Van 350HD can add 60 miles of range in 30 minutes of charge time when using DC fast charging with a standard SAE J1172 CCS-1 Combo charging port. Lightning eMotors offers a complete range of fleet-focused chargers and charging-as-a-service solutions, with full installation, utility integration, software control, and Low Carbon Fuel Standard and renewable energy credit support.

With an 11,000-pound gross vehicle weight rating (GVWR), the vehicle has a payload capacity of up to 4,840 pounds, depending on the selected battery configuration option and other equipment.

“Fleets love the Class 3 Ford Transit, because it can haul more payload and carry more passengers,” Reeser said. “We work with many Ford upfit, accessory and service partners, so customers can easily obtain the accessories and service they need for their fleet. This is an elegantly engineered zero-emission solution on a proven platform for fleets.”

Lightning eMotors Credit and Ford Motor Credit financing is available along with electric vehicle vouchers and incentives, which are accessible in many states. Lightning eMotors offers comprehensive leasing plans, which allow fleets to see total-cost-of-ownership savings from lower energy and maintenance costs, starting on day one of the lease.

Vehicles purchased by fleets in California are eligible for special funding via the California Air Resources Board (CARB) Hybrid and Zero Emission Truck and Bus Voucher Incentive Project (HVIP). The voucher program can reduce the upfront cost of advanced zero-emission fleet vehicles by 30 to 70 percent. Over the past 10 years, HVIP has committed to supporting the purchase of more than 4,000 zero-emission trucks and buses with vouchers requested by California fleets.

Last week, Lightning eMotors and GigCapital3, Inc. (“GIK” or “GigCapital3”) (NYSE: GIK), a special purpose acquisition company, announced that they have entered into a definitive agreement for a business combination that would result in Lightning eMotors becoming a publicly listed company. Upon closing of the business combination, the combined operating company will be named Lightning eMotors and will be listed on the New York Stock Exchange under the ticker symbol [“ZEV”].

About Lightning eMotors

Lightning eMotors provides complete electrification solutions for commercial fleets – from Class 3 cargo and passenger vans to Class 6 work trucks, Class 7 city buses, and Class 8 motor coaches. The Lightning eMotors team designs, engineers, customizes, and manufactures electric vehicles to support the wide array of fleet customer needs, with a full suite of telematics, analytics, and charging solutions to simplify the buying and ownership experience and maximize uptime and energy efficiency.

For more information, please visit https://lightningemotors.com and follow us at @LightningeMtrs on Twitter, Lightning eMotors on LinkedIn and @LightningeMotors on Instagram.

About GigCapital Global and GigCapital3, Inc.

GigCapital Global (“GigCapital”) is a Private-to-Public Equity (PPE) technology, media, and telecommunications (TMT) focused investment group led by an affiliated team of technology industry corporate executives and entrepreneurs, and TMT operational and strategic experts in the private and public markets, including substantial, success-proven M&A and IPO activities. The group deploys a unique Mentor-Investors™ methodology to partner with exceptional TMT companies, managed by dedicated and experienced entrepreneurs. The GigCapital Private-to-Public Equity (PPE) companies (also known as blank check companies or Special Purpose Acquisition Companies (SPACs)) offer financial, operational and executive mentoring to U.S. and overseas private, and non-U.S. public companies, in order to accelerate their path from inception and as a privately-held entity into the growth-stage as a publicly traded company in the U.S. The partnership of GigCapital with these companies continues through an organic and roll-up strategy growth post the transition to a public company. GigCapital was launched in 2017 with the vision of becoming the lead franchise in incepting and developing TMT Private-to-Public Equity (PPE) companies. For more information, visit www.gigcapitalglobal.com or https://www.GigCapital3.com.

GigCapital3, Inc. (NYSE: GIK, GIK.U, and GIK.WS), is one of GigCapital’s Private-to-Public Equity (PPE) companies.

“Private-to-Public Equity (PPE)” and “Mentor-Investor” are trademarks of GigFounders, LLC, used pursuant to agreement.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements regarding the business combination between GigCapital3 and Lightning eMotors and its closing, and the expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the business combination, the future business plans of the Lightning eMotors and GigCapital3 management teams, and Lightning eMotors’ revenue growth and financial performance, facilities, product expansion, services and product shipments and capabilities. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this press release are based on certain assumptions and analyses made by the management of GigCapital3 and/or Lightning eMotors in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on Lightning eMotors and GigCapital3 as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting Lightning eMotors or GigCapital3 will be those that the parties have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including that the GigCapital3 stockholders will approve the transaction, the ability of the post-combination company to meet the NYSE listing standards, product and service acceptance and that Lightning eMotors will have sufficient capital upon the approval of the transaction to operate as anticipated. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of GigCapital3’s filings with the SEC, and in GigCapital3’s current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to GigCapital3 and/or Lightning eMotors as of the date hereof, and GigCapital3 and Lightning eMotors assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Additional Information and Where to Find It

In connection with the proposed business combination, GigCapital3 intends to file with the SEC a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of GigCapital3, and after the registration statement is declared effective, GigCapital3 will mail a definitive proxy statement/prospectus relating to the proposed business combination to its stockholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Additional information about the proposed business combination and related transactions will be described in GigCapital3’s Current Report on Form 8-K and combined proxy statement/prospectus relating to the proposed business combination and the respective businesses of GigCapital3 and Lightning eMotors, which GigCapital3 will file with the SEC. The proposed business combination and related transactions will be submitted to stockholders of GigCapital3 for their consideration. GigCapital3’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with GigCapital3’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions, because these materials will contain important information about Lightning eMotors, GigCapital3 and the proposed business combination and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of GigCapital3 as of a record date to be established for voting on the proposed business combination and related transactions.

Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by GigCapital3, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Brad Weightman, Vice President and Chief Financial Officer, GigCapital3, Inc., 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303, or by telephone at (650) 276-7040.

Participants in the Solicitation

Lightning eMotors, GigCapital3 and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from GigCapital3’s stockholders in respect of the proposed business combination and related transactions. Information regarding GigCapital3’s directors and executive officers is available in its final prospectus filed with the SEC under Rule 424(b)(4) on May 15, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combination and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

# # #

Additional Information and Where to Find It

In connection with the proposed business combinations, GigCapital3 intends to file with the SEC a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of GigCapital3, and after the registration statement is declared effective, GigCapital3 will mail a definitive proxy statement/prospectus relating to the proposed business combination to its stockholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Additional information about the proposed business combination and related transactions will be described in GigCapital3’s Current Report on Form 8-K and combined proxy statement/prospectus relating to the proposed business combination and the respective businesses of GigCapital3 and Lightning Systems, which GigCapital3 will file with the SEC. The proposed business combination and related transactions will be submitted to stockholders of GigCapital3 for their consideration. GigCapital3’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with GigCapital3’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions, because these materials will contain important information about Lightning Systems, GigCapital3 and the proposed business combination and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of GigCapital3 as of a record date to be established for voting on the proposed business combination and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by GigCapital3, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Brad Weightman, Vice President and Chief Financial Officer, GigCapital3, Inc., 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303, or by telephone at (650) 276-7040.

Participants in the Solicitation

Lightning Systems and GigCapital3 and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from GigCapital3’s stockholders in respect of the proposed business combinations and related transactions. Information regarding GigCapital3’s directors and executive officers is available in its final prospectus filed with the SEC under Rule 424(b)(4) on May 15, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combination and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.